UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

                                                                 Commission File Number:      001-31823

RINKER GROUP LIMITED

(Exact name of registrant as specified in its charter)

                                                                Level 8, Tower B, 799 Pacific Highway
                                                                Chatswood NSW 2067, Australia
                                                                                                                                Telephone:  +61 2 9412 6600

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares
American Depositary Shares, each representing the right to receive five Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

                                        Rule 12h-6(a)  ☒                                                        Rule 12h-6(c)  ☐

                                        Rule 12h-6(b)  ☐                                                        Rule 12h-6(h)  ☐

Unless the context otherwise indicates, references in this Form 15F to “we”, “us”, “our”, “Rinker” or the “Company” are to Rinker Group Limited.

PART I

Item 1.  Exchange Act Reporting History

The Company first incurred the duty to file reports under the Securities and Exchange Act of 1934 (the “Exchange Act”) on September 26, 2003.

The Company has filed or submitted all reports required under the Exchange Act and the corresponding Securities and Exchange Commission (the “SEC”) rules for the 12 months preceding the filing of this form. The Company's most recent annual report on Form 20−F was filed on May 23, 2006.

Item 2.    Recent United States Market Activity

The Company has not offered equity or debt securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3.    Foreign Listing and Primary Trading Market

The only trading market for the Company's ordinary shares was the Australian Stock Exchange ("ASX"), where the shares were traded under the symbol RIN. The Company's ordinary shares were first listed on the ASX on March 28, 2003 and were continuously listed on the ASX until they were delisted on August 7, 2007.

The Company's ADSs (which are evidenced by ADRs), each representing five ordinary shares, were listed on the NYSE on October 28, 2003 and were delisted from the NYSE on August 31, 2007.

Item 4.    Comparative Trading Volume Data

Not Applicable.

Item 5.    Alternative Record Holder Information

As of August 28, 2007, the Company's ordinary shares were held of record by 6 persons on a worldwide basis.

Item 6.    Debt Securities

Not applicable.

Item 7.    Notice Requirement

The Company issued a press release on September 6, 2007 disclosing its intent to terminate its duty to file reports under the Exchange Act. A copy of the press release is attached as Exhibit 1 to this Form 15F. The press release was disseminated in the United States through BusinessWire.

Item 8.    Prior Form 15 Filers

Not Applicable.

PART II

Item 9.  Rule 12g3−2(b)

The Company will publish the information required under Rule 12g3−2(b)(1)(iii) on its website at www.Rinker.com.

PART III

Item 10.  Exhibits

Exhibit 1: Notice of intent to terminate the Company's duty to file reports under the Exchange Act.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h−6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.  The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h−6(a)(4)(i);

2.  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h−6(a)(4)(ii) or Rule 12h−6(c); or

3.  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h−6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, Rinker has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Rinker certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h−6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

RINKER GROUP LIMITED

Date: September 6, 2007	By:	/s/ Ramiro G. Villarreal Morales
Name Ramiro G. Villarreal Morales
Title Director